07021228

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

7 February 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NW
Washington DC 20549
United States of America

SUPPL

PROCESSING SECTION

Dear Sir/Madam

Alinta Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-35038</u>

The enclosed information is being furnished by Alinta Limited (**Alinta**) under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the **Exchange Act**). Alinta's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Alinta is subject to the Exchange Act.

Yours sincerely

Patrick McCole
Company Secretary

Encl.

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

MELBOURNE:52885.4

Alinta

Alinta Limited
ABN 11 119 985 590

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

2 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendices 3Y

Attached are Appendices 3Y in respect of shares purchased under the Alinta Deferred Employee Share Plan for each of the following directors of Alinta Limited:

- Fiona Harris;
- Tina McMeckan;
- Robert Browning; and
- Michael Wilkins.

Patrick McCole
Company Secretary

Enclosures

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Fiona Elizabeth Harris
Date of last notice	1 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 December 2006
No. of securities held prior to change	18,062 ordinary shares in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	215 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.65 per ordinary share
No. of securities held after change	18,277 ordinary shares in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tina Renna McMeckan
Date of last notice	1 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 December 2006
No. of securities held prior to change	16,302 ordinary shares in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	214 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.65 per ordinary share
No. of securities held after change	16,516 ordinary shares in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert Barrett Browning
Date of last notice	30 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 December 2006
No. of securities held prior to change	64,151 ordinary shares and 100,000 options in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	138 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.65 per ordinary share
No. of securities held after change	64,289 ordinary shares and 100,000 options in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael John Wilkins
Date of last notice	1 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 1,505 ordinary shares Indirect: 5,000 ordinary shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest Fododo Pty Ltd (family trustee company)	 5,000 ordinary shares in Alinta Limited
Date of change	29 December 2006
No. of securities held prior to change	6,505 ordinary shares in Alinta Limited.
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	129 ordinary shares in Alinta Limited.
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.65 per ordinary share
No. of securities held after change	1,634 ordinary shares held directly and 5,000 ordinary shares held indirectly.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

3 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN 108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179

This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 5 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	2/1/2007
The previous notice was given to the company on	22/12/2006
The previous notice was dated	22/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary securities	240,639,925	82.1%	244,054,971	83.3%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
22 December 2006	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	3,681 ordinary securities	3,681
		Purchaser of securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$2.06 (partly paid) $3.26 (fully paid)	993,272 ordinary securities	993,272
22 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
22 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
27 December 2006	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$3.26	1,171,114 ordinary securities	1,171,114

27 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
27 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
28 December 2006	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	19,362 ordinary securities	19,362
		Purchaser of fully paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$3.26	563,027 ordinary securities	563,027
28 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
28 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
29 December 2006	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	36,357 ordinary securities	36,357
		Purchaser of fully paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$3.26	12,481 ordinary securities	12,481
29 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
29 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
2 January 2007	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	7,212 ordinary securities	7,212
		Purchaser of fully paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$3.26	608,540 ordinary securities	608,540
2 January 2007	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of [illegible]ng control of Alinta IH Pty Ltd.	Nil	See above	See above
2 January 2007	Alinta Subsidiaries	Taken under [illegible](3)(a) of the Corporations [illegible] a relevant interest by reas[illegible]ing voting power (through t[illegible]ant interest of its associate, Alinta L[illegible]) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	179,282,496 ordinary securities	179,282,496

	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	923,454 ordinary securities	923,454
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		4,626,716 ordinary securities	4,626,716
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	179,282,496 ordinary securities	179,282,496
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	923,454 ordinary securities	923,454
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		4,626,716 ordinary securities	4,626,716
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	179,282,496 ordinary securities	179,282,496
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	923,454 ordinary securities	923,454
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		4,626,716 ordinary securities	4,626,716

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries (except Subsidiaries referred to in paragraph 5)	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name	Patrick McCole	capacity	Company secretary
sign here	[signature]	date	3/1/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of five pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 3rd day of January 2007

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	ACN	ABN
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAF Pty Ltd	085 550 750	
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DAPF Pty Ltd	099 383 249	
Alinta DAPH Pty Ltd	099 058 269	
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta DEBH Pty Ltd	075 067 739	
Alinta DEBO Pty Ltd	079 246 423	
Alinta DEBP Pty Ltd	075 067 702	
Alinta DEEGP Pty Ltd	068 570 847	
Alinta DEGP Pty Ltd	006 919 515	
Alinta DENSWGH Pty Ltd	083 051 905	
Alinta DEQP Pty Ltd	083 050 104	

Company Name	ACN	ABN
Alinta DEWAH Pty Ltd	083 051 950	
Alinta DEWAP Pty Ltd	058 070 689	
Alinta DIC Pty Ltd	085 550 894	
Alinta DPN Pty Ltd	113 495 266	
Alinta DQP Pty Ltd	083 050 284	
Alinta DTH Pty Ltd	083 052 019	
Alinta DVH Pty Ltd	085 550 689	
Alinta DVP Pty Ltd	083 051 978	
Alinta EA Pty Ltd	083 353 495	
Alinta EAC Pty Ltd	099 564 262	
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta ED Pty Ltd	107 188 090	
Alinta EGP Pty Ltd	067 715 646	
Alinta EH Pty Ltd	082 828 868	
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy 1 Limited	108 311 253	
Alinta Energy 2 Pty Ltd	108 311 315	
Alinta Energy 3 Pty Ltd	108 311 342	
Alinta Energy Holdings Pty Ltd	108 311 440	
Alinta Energy Pty Ltd	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757

Company Name	ACN	ABN
Alinta Gas Transmission Pty Ltd	108 311 422	
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta Infrastructure Limited	108 311 100	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta Power Pty Ltd	108 311 388	
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920

Company Name	ACN	ABN
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited	New Zealand	NZCN 1687322
Alinta ENZ Ltd	New Zealand	NZCN 942430
Alinta ENZF Pty Ltd	New Zealand	NZCN 1189255
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

3 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	82,512
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at: A: $9.1774 per share due to expire on 1 April 2015; B: $10.4664 per share due to expire on 19 June 2016.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	A: $9.1774 per share for 51,783 options B: $10.4664 per share for 30,729 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 January 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	493,564,681	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,677,256	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 January 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

5 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,876
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at: A: $9.1774 per share due to expire on 1 April 2015; B: $10.4664 per share due to expire on 19 June 2016.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	A: $9.1774 per share for 11,623 options B: $10.4664 per share for 11,253 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 January 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
493,587,557	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,654,380	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 January 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

9 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Analyst Briefing - MBO Approach

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

9 January 2007

Analyst Briefing - MBO Approach

An Analyst Briefing on the Management Buy-Out approach will be held at 11.30am AEDT on:

Analyst Dial In: 1800 009 696 (Aust)
+61 3 9221 4420 (International)

The conference is being recorded and a replay of the analyst briefing will be made available on application. A telephone number for this will be supplied following the end of the briefing.

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

9 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta Announces MBO Approach

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

9 January 2007

Alinta Announces MBO Approach

The Board of Alinta advises that Mr John Poynton and a group of four senior executives including the CEO, Mr Bob Browning, are working on a Management Buy-Out (MBO) proposal. The MBO Group is being advised by Macquarie Bank, which is also considering participating in the proposal.

The proposal, which is incomplete and non-binding, refers to a combination of cash and shares in a reshaped Alinta, which the Company understands is designed to deliver a significant premium to all Alinta shareholders.

In addition to Messrs Poynton and Browning, the MBO Group comprises Mr Chris Indermaur (GM Business Development), Mr Stephen Pearce (CFO) and Mr Murray King (General Counsel). Clayton Utz are the legal advisers to the MBO Group.

Having disclosed his interests in the proposal, Mr Poynton stood aside as Chairman and the Board has elected Mr John Akehurst as the new Chairman. The Independent Directors, comprising John Akehurst, Tina McMeckan, Fiona Harris and Michael Wilkins, will manage the process used to evaluate the proposal and any other proposals that come forward that may be in the interests of Alinta shareholders. The Independent Directors have established protocols which have been agreed by the MBO Group and which govern the MBO Group's participation in the process.

Mr Poynton and CEO Mr Bob Browning will continue as Directors but play no role in evaluating the MBO or any other proposal. The Board and Management are meeting to discuss ongoing responsibilities within the Company to deal with the potential conflicts of interests arising from this proposal and to ensure the effective execution of the Company's business plan.

The Board has advised the MBO Group that the Company is prepared to consider their proposal only on a timeframe which allows the Board to assess fully the value of all alternatives, including the Company's own restructuring plans which have previously been foreshadowed to the market.

This timeframe may be longer than would normally be expected for a proposal of this type.

The Board also intends to ensure that all information which is available to the MBO Group and its advisers, and which is used in the preparation of the proposal, is made available to others who may wish to make a bona fide proposal.

Chairman John Akehurst said that "The Board will evaluate any proposal by the MBO Group or others but has given no commitment to advance the proposal at this stage."

"There is no assurance that any offer will ultimately be received or put forward to shareholders or recommended by the Board."

Independent advisers, Carnegie Wylie & Company and JP Morgan, and legal advisers, Blake Dawson Waldron, have been appointed to assist the Company in relation to these matters.

John Akehurst
Chairman

Ends

Attached is a short resume for Mr Akehurst.

For more information, please contact:

Media

Cannings (02) 9252 0622
Martin Debelle 0409 911 189

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

J H (John) Akehurst MA Eng Sc (Oxon), FIMechE, FAICD

John Akehurst, 58, is a non-executive director of CSL Limited (appointed April 2004) and Coogee Resources Limited (appointed March 2006). He is a consultant to RSA Consulting Pty Ltd and a senior adviser to McKinsey and Company. John has 30 years operational and management experience in the oil and gas industry. He is a former Chief Operating Officer and Chief Executive Officer of Woodside Petroleum Limited (Woodside) and a former non-executive director of Oil Search.

John is a director of the University of WA Graduate School of Management (appointed April 1995) and of Youth Focus (appointed September 1997). John joined the Alinta 2000 Limited Board as a non-executive director on 24 July 2006 and the Alinta Board on 25 October 2006. John is also a member of the Alinta Board's Remuneration and Nomination Committee and Audit and Risk Management Committee.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

9 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

ACCC review of Alinta's potential acquisition of Origin Infrastructure Assets

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

9 January 2007

ACCC review of Alinta's potential acquisition of Origin Infrastructure Assets

The Australian Competition and Consumer Commission today began public market inquiries into the potential acquisition of Origin Energy's infrastructure assets by Alinta, following Origin's market announcement on 27 November 2006 that it was reviewing its ownership of those assets.

Alinta has made not made any final decision about a bid for Origin's infrastructure assets, although the assets clearly fit within Alinta's well-articulated acquisition strategy.

Alinta has commenced this process to enable it to bid for the assets, should it so decide.

Alinta will keep the market informed of any change in its position.

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

10 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN 108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179

This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 5 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	9/1/2007
The previous notice was given to the company on	3/1/2007
The previous notice was dated	3/1/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary securities	244,054,971	83.3%	256,488,077	87.5%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
3 January 2007	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	15,158 ordinary securities	15,158
		Purchaser of fully paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$3.26	198,600 ordinary securities	198,600
3 January 2007	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
3 January 2007	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
4 January 2007	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$3.26	229,902 ordinary securities	229,902

4 January 2007	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
4 January 2007	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
5 January 2007	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	68,612 ordinary securities	68,612
		Purchaser of fully paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$3.26	144,472 ordinary securities	144,472
5 January 2007	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
5 January 2007	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
8 January 2007	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	211,706 ordinary securities	211,706
		Purchaser of fully paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$3.26	269,628 ordinary securities	269,628
8 January 2007	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
8 January 2007	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
9 January 2007	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	10,354,910 ordinary securities	10,354,910
		Purchaser of fully paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$3.26	940,118 ordinary securities	940,118
9 January 2007	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
9 January 2007	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	179,382,496 ordinary securities	179,382,496

	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	11,573,840 ordinary securities	11,573,840
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		6,309,436 ordinary securities	6,309,436
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	179,382,496 ordinary securities	179,382,496
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	11,573,840 ordinary securities	11,573,840
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		6,309,436 ordinary securities	6,309,436
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	179,382,496 ordinary securities	179,382,496
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	11,573,840 ordinary securities	11,573,840
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		6,309,436 ordinary securities	6,309,436

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries (except Subsidiaries referred to in paragraph 5)	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name	Patrick McCole	capacity	Company secretary
sign here	[signature]	date	10/1/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown"

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of five pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this tenth day of January 2007

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAF Pty Ltd	085 550 750	
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DAPF Pty Ltd	099 383 249	
Alinta DAPH Pty Ltd	099 058 269	
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta DEBH Pty Ltd	075 067 739	
Alinta DEBO Pty Ltd	079 246 423	
Alinta DEBP Pty Ltd	075 067 702	
Alinta DEEGP Pty Ltd	068 570 847	
Alinta DEGP Pty Ltd	006 919 515	
Alinta DENSWGH Pty Ltd	083 051 905	
Alinta DEQP Pty Ltd	083 050 104	

Company Name	**ACN**	**ABN**
Alinta DEWAH Pty Ltd	083 051 950	
Alinta DEWAP Pty Ltd	058 070 689	
Alinta DIC Pty Ltd	085 550 894	
Alinta DPN Pty Ltd	113 495 266	
Alinta DQP Pty Ltd	083 050 284	
Alinta DTH Pty Ltd	083 052 019	
Alinta DVH Pty Ltd	085 550 689	
Alinta DVP Pty Ltd	083 051 978	
Alinta EA Pty Ltd	083 353 495	
Alinta EAC Pty Ltd	099 564 262	
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta ED Pty Ltd	107 188 090	
Alinta EGP Pty Ltd	067 715 646	
Alinta EH Pty Ltd	082 828 868	
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy 1 Limited	108 311 253	
Alinta Energy 2 Pty Ltd	108 311 315	
Alinta Energy 3 Pty Ltd	108 311 342	
Alinta Energy Holdings Pty Ltd	108 311 440	
Alinta Energy Pty Ltd	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757

Company Name	ACN	ABN
Alinta Gas Transmission Pty Ltd	108 311 422	
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta Infrastructure Limited	108 311 100	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta Power Pty Ltd	108 311 388	
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920

Company Name	ACN	ABN
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited	New Zealand	NZCN 1687322
Alinta ENZ Ltd	New Zealand	NZCN 942430
Alinta ENZF Pty Ltd	New Zealand	NZCN 1189255
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

11 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN 108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179

This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 5 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	10/1/2007
The previous notice was given to the company on	10/1/2007
The previous notice was dated	10/1/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary securities	256,488,077	87.5%	275,835,949	94.1%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
10 January 2007	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	18,586,157 ordinary securities	18,586,157
		Purchaser of fully paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$3.26	857,140 ordinary securities	857,140
10 January 2007	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of *Alinta* IH Pty Ltd.	Nil	See above	See above
10 January 2007	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	179,382,496 ordinary securities	179,382,496
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	30,159,997 ordinary securities	30,159,997
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		7,071,151 ordinary securities	7,071,151
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	179,382,496 ordinary securities	179,382,496
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	30,159,997 ordinary securities	30,159,997
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		7,071,151 ordinary securities	7,071,151
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	179,382,496 ordinary securities	179,382,496
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	30,159,997 ordinary securities	30,159,997
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		7,071,151 ordinary securities	7,071,151

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries (except Subsidiaries referred to in paragraph 5)	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Patrick McCole capacity Company secretary

sign here [signature] date 11/1/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of five pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this eleventh day of January 2007

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	ACN	ABN
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAF Pty Ltd	085 550 750	
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DAPF Pty Ltd	099 383 249	
Alinta DAPH Pty Ltd	099 058 269	
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta DEBH Pty Ltd	075 067 739	
Alinta DEBO Pty Ltd	079 246 423	
Alinta DEBP Pty Ltd	075 067 702	
Alinta DEEGP Pty Ltd	068 570 847	
Alinta DEGP Pty Ltd	006 919 515	
Alinta DENSWGH Pty Ltd	083 051 905	
Alinta DEQP Pty Ltd	083 050 104	

Company Name	ACN	ABN
Alinta DEWAH Pty Ltd	083 051 950	
Alinta DEWAP Pty Ltd	058 070 689	
Alinta DIC Pty Ltd	085 550 894	
Alinta DPN Pty Ltd	113 495 266	
Alinta DQP Pty Ltd	083 050 284	
Alinta DTH Pty Ltd	083 052 019	
Alinta DVH Pty Ltd	085 550 689	
Alinta DVP Pty Ltd	083 051 978	
Alinta EA Pty Ltd	083 353 495	
Alinta EAC Pty Ltd	099 564 262	
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta ED Pty Ltd	107 188 090	
Alinta EGP Pty Ltd	067 715 646	
Alinta EH Pty Ltd	082 828 868	
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy 1 Limited	108 311 253	
Alinta Energy 2 Pty Ltd	108 311 315	
Alinta Energy 3 Pty Ltd	108 311 342	
Alinta Energy Holdings Pty Ltd	108 311 440	
Alinta Energy Pty Ltd	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757

Company Name	ACN	ABN
Alinta Gas Transmission Pty Ltd	108 311 422	
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta Infrastructure Limited	108 311 100	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta Power Pty Ltd	108 311 388	
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920

Company Name	ACN	ABN
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited	New Zealand	NZCN 1687322
Alinta ENZ Ltd	New Zealand	NZCN 942430
Alinta ENZF Pty Ltd	New Zealand	NZCN 1189255
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

11 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta Reaches 94.1%of AIH

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

11 January 2007

ALINTA REACHES 94.1% OF AIH

Alinta IH Pty Ltd (Alinta IHPL) is pleased to announce that it has a relevant interest in 94.1% of Alinta Infrastructure Holdings (AIH) issued ordinary securities.

Accordingly, Alinta IHPL will proceed to compulsorily acquire all of the outstanding fully paid ordinary securities in AIH.

Alinta IHPL also announces that it will allow its offer to close as scheduled at 7.00pm (Sydney time) on Monday 15 January 2007. Alinta IHPL will not be extending the offer period: AIH security holders are strongly encouraged to take action and accept the offer.

Alinta IHPL's offer for AIH is unconditional. Accordingly, security holders who accept the offer and have paid the Second Instalment will be paid the offer consideration of $3.26 per share within one month after their acceptance is processed by Alinta IHPL's share registry. This is earlier than payment would occur for security holders whose securities are compulsorily acquired.

The Independent Directors on the AIH Board have recommended that AIH security holders accept Alinta IHPL's offer now.

AIH security holders with any questions in relation to the offer should call Alinta IHPL's offer information line on 1800 882 619 (Australia callers) or +61 2 8280 7928 (international callers).

For more information, please contact:

<u>Media</u>

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

11 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta CEO Resigns – New Management Arrangements

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

11 January 2007

Alinta CEO Resigns – New Management Arrangements

The Board of Alinta advises that Mr Bob Browning has decided to stand down as Chief Executive Officer and has today resigned from the Board of Alinta. The Board supports this course of action. The Company has chosen to retain his services until 30 June 2007.

Alinta Chairman Mr John Akehurst said Mr Browning had decided that the most appropriate way to address the issues related to the recently announced Management Buy-Out proposal was for him to step down from his position.

Mr Browning will continue to work on the development of the MBO proposal. He will be available to assist the Company in other matters should this be appropriate.

"On behalf of the Board, I would like to acknowledge the very significant contribution Bob has made to the Company during his time as CEO," Mr Akehurst said.

"Bob has led the transformation of Alinta from a small, WA-based gas distributor and retailer to the largest energy infrastructure company in Australia, delivering outstanding shareholder returns over that period. Alinta is now a company with an outstanding suite of infrastructure assets and strong growth prospects," he said.

Mr Browning said: "I have been sensitive to the concerns expressed in recent days and believe that stepping down as CEO is the appropriate thing to do. This course of action will help preserve the integrity of the MBO process and ensure Alinta retains effective management and corporate governance.

"My job as CEO of Alinta has been the most rewarding experience of my professional life. It has been a pleasure and a privilege to work with the team at Alinta. I am immensely proud of what the team has achieved for our shareholders, our customers and the community," Mr Browning said.

The Board has also announced new management arrangements that will ensure the continuation of effective management at Alinta.

Mr Peter Magarry, who is currently Chief Operating Officer of Alinta Asset Management, will take the position of Acting Chief Executive.

Mr Magarry will take overall responsibility for the Company, supported by the existing operational and functional heads:

- Energy Markets – Executive General Manager Donald Mackenzie
- Alinta Energy (Power Generation): Executive General Manager Jim Hennessy
- Energy Investments – Executive General Manager Ian Devenish
- Human Resources – Executive General Manager Linda Dawson
- Information Services – Chief Information Officer Cathy Bibby

Mr Devenish will lead the progression of Alinta's internal restructuring proposal, which is already being advanced. Mr Rod Evans, Group Manager Acquisitions and Strategy, will lead a team assessing the MBO Group proposal, any other proposals that might be received by the Board and other business development projects.

"The Board has complete confidence in the strength of Alinta's management team to ensure the smooth running of the company's business activities and the efficient integration of our new assets," Mr Akehurst said.

Executive members of the MBO Group will be quarantined from the Company's consideration of the MBO, any other proposal or bid, any business development activity and any other potential conflict of interest area. The MBO Group will continue to be available to provide advice to the Board and Management on current projects as required and as appropriate.

Details of the division of responsibilities to specifically avoid conflicts within the finance division are being finalised.

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Cannings (02) 9252 0622
Martin Debelle 0409 911 189

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

12 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

John Poynton Resigns as Alinta Director

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

12 January 2007

John Poynton Resigns as Alinta Director

The Board of Alinta Limited today announced that Mr John Poynton has resigned as a Director of the Company. The Board supports his decision.

Alinta Chairman Mr John Akehurst said: "I would like to thank Mr Poynton, on behalf of the Company, for his contribution to Alinta during the six years that he has served as a Director and as Chairman. This has been a period which has seen very significant value generated for Alinta shareholders."

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Cannings (02) 9252 0622
Martin Debelle 0409 911 189

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

15 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN 108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179

This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 5 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	12/1/2007
The previous notice was given to the company on	11/1/2007
The previous notice was dated	11/1/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary securities	275,835,949	94.1%	279,450,309	95.3%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
11 January 2007	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$3.26	500,455 ordinary securities	500,455
11 January 2007	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
11 January 2007	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
12 January 2007	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$3.26	3,113,905 ordinary securities	3,113,905
12 January 2007	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above

12 January 2007	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	179,382,496 ordinary securities	179,382,496
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	30,159,997 ordinary securities	30,159,997
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		10,685,511 ordinary securities	10,685,511
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	179,382,496 ordinary securities	179,382,496
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	30,159,997 ordinary securities	30,159,997
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		10,685,511 ordinary securities	10,685,511
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	179,382,496 ordinary securities	179,382,496
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	30,159,997 ordinary securities	30,159,997
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		10,685,511 ordinary securities	10,685,511

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries (except Subsidiaries referred to in paragraph 5)	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Patrick McCole capacity Company secretary

sign here [signature] date 15/1/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of five pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 15th day of January 2007

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	ACN	ABN
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta CI Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAF Pty Ltd	085 550 750	
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DAPF Pty Ltd	099 383 249	
Alinta DAPH Pty Ltd	099 058 269	
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta DEBH Pty Ltd	075 067 739	
Alinta DEBO Pty Ltd	079 246 423	
Alinta DEBP Pty Ltd	075 067 702	
Alinta DEEGP Pty Ltd	068 570 847	
Alinta DEGP Pty Ltd	006 919 515	
Alinta DENSWGH Pty Ltd	083 051 905	
Alinta DEQP Pty Ltd	083 050 104	

Company Name	**ACN**	**ABN**
Alinta DEWAH Pty Ltd	083 051 950	
Alinta DEWAP Pty Ltd	058 070 689	
Alinta DIC Pty Ltd	085 550 894	
Alinta DPN Pty Ltd	113 495 266	
Alinta DQP Pty Ltd	083 050 284	
Alinta DTH Pty Ltd	083 052 019	
Alinta DVH Pty Ltd	085 550 689	
Alinta DVP Pty Ltd	083 051 978	
Alinta EA Pty Ltd	083 353 495	
Alinta EAC Pty Ltd	099 564 262	
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta ED Pty Ltd	107 188 090	
Alinta EGP Pty Ltd	067 715 646	
Alinta EH Pty Ltd	082 828 868	
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy 1 Limited	108 311 253	
Alinta Energy 2 Pty Ltd	108 311 315	
Alinta Energy 3 Pty Ltd	108 311 342	
Alinta Energy Holdings Pty Ltd	108 311 440	
Alinta Energy Pty Ltd	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757

Company Name	ACN	ABN
Alinta Gas Transmission Pty Ltd	108 311 422	
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta Infrastructure Limited	108 311 100	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta Power Pty Ltd	108 311 388	
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920

Company Name	ACN	ABN
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited	New Zealand	NZCN 1687322
Alinta ENZ Ltd	New Zealand	NZCN 942430
Alinta ENZF Pty Ltd	New Zealand	NZCN 1189255
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

16 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

AFR article on potential offers for Alinta

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

16 January 2007

AFR article on potential offers for Alinta

Alinta notes an article in yesterday's Australian Financial Review (15 January) in which the former CEO of Alinta, Mr Bob Browning, was reported as expressing an opinion regarding the likelihood of a bid for the Company from Babcock & Brown.

Alinta Chairman Mr John Akehurst said that consistent with procedures that have been previously advised to the market, Mr Browning has been excluded from all consideration within Alinta of potential bids, and has, and will have, no knowledge of any approaches that the Company may receive. Moreover, Alinta has not at this time received any offers for the Company and reiterates that there is no certainty that any offer will eventuate. Specifically, Alinta has not received any offer or notice of intention to make an offer from Babcock & Brown.

Mr Akehurst said the Board had put in place a process, supervised by its advisers Carnegie, Wylie & Company (CWC) and JPMorgan, to manage expressions of interest in Alinta from potential bidders. Offers received at the conclusion of the process will be considered against alternative options, including a potential internal restructure. This process is designed to ensure fairness and transparency for all potential bidders, and the best outcome for Alinta shareholders.

The Board of Alinta will advise shareholders in due course of substantive developments in this process.

In view of market commentary, the Board also wishes to clarify its position on the involvement of Macquarie Bank (Macquarie) in this situation. Macquarie has acted as corporate advisor to Alinta on a range of matters, including several matters pending at the time of receiving the expression of interest from the MBO Group. The Company's announcement to the ASX on 9 January 2007 indicated that the MBO Group was being advised by Macquarie.

The Board of Alinta has decided to consent to Macquarie advising the MBO Group on their proposal on several conditions, including that:

(i) all information within Macquarie's possession that pertains to their advisory work for Alinta be identified and returned to the Company;

(ii) Macquarie undertakes not to make any use of this information until Alinta is in a position to provide the same information to other parties; and

(iii) Macquarie undertakes that any Macquarie employees who have had significant strategic advisory roles for Alinta will not be permitted to advise the MBO Group until Alinta is in a position to ensure that all interested parties have access to a similar level of detail regarding the Company.

Macquarie has not informed the Board whether it intends to provide the undertakings or still wishes to proceed with advising the MBO Group.

Macquarie will be compensated for prior advisory work it has performed for Alinta, but all advisory mandates involving future work for the Company are to be terminated.

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Cannings (02) 9252 0622
Martin Debelle 0409 911 189

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

16 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta Reaches 96.2%of AIH

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

16 January 2007

ALINTA REACHES 96.2% OF AIH

Alinta Limited (**Alinta**) is pleased to announce that, as at the close of its offer yesterday at 7.00pm (Sydney time), it had a relevant interest in 96.2% of Alinta Infrastructure Holdings (**AIH**).

As previously advised, Alinta will shortly proceed to compulsorily acquire all of the outstanding stapled securities in AIH.

AIH security holders with any questions in relation to the offer should call Alinta IH Pty Ltd's offer information line on 1800 882 619 (Australia callers) or +61 2 8280 7928 (international callers).

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

17 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

APPOINTMENT OF ACTING GENERAL COUNSEL/COMPANY SECRETARY AND ACTING CHIEF FINANCIAL OFFICER

Please note that Yasmin Broughton has been appointed as Acting General Counsel/Company Secretary and Ian Wells has been appointed Acting Chief Financial Officer of Alinta Limited both effective from 17 January 2007. Attached is a short curriculum vitae for Ms Broughton and Mr Wells.

Patrick McCole
Company Secretary

Yasmin Broughton

Yasmin Broughton, who joined Alinta Limited in April 2004 and was appointed joint Company Secretary the following month, has played a key role in Alinta's major corporate transactions.

In October 2005, Yasmin was seconded to Alinta Infrastructure Holdings (AIH) as Company Secretary and General Counsel.

Yasmin has extensive corporate law experience, in particular mergers and acquisitions and was a Senior Associate at a leading Australian law firm prior to joining Alinta.

She holds a Bachelor of Commerce and a Postgraduate Diploma of Law.

Ian Wells

Prior to his appointment as Acting Chief Financial Officer of Alinta Limited, Ian was Group Manager Planning and Investment Analysis at Alinta. In this role he was intimately involved in assessing Alinta's growth opportunities, together with executing and implementing Alinta's corporate transactions.

Before joining Alinta in 2004, Ian was Chief Operating Officer at listed healthcare provider IPN Limited and a senior finance manager at Mayne Nickless Limited.

Ian has extensive financial experience encompassing financial and management accounting and mergers and acquisitions.

He holds a Bachelor of Business in Accounting and is a CPA.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

17 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendices 3Z

Attached are Appendices 3Z for Robert Browning and John Poynton.

Patrick McCole
Company Secretary

Enclosures

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Robert Barrett Browning
Date of last notice	2 January 2007
Date that director ceased to be director	11 January 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
64,289 Ordinary shares and 100,000 options in Alinta Limited

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	John Hartley Poynton
Date of last notice	30 October 2006
Date that director ceased to be director	12 January 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Blair Poynton Olivia Poynton Lauren Poynton Patricia Poynton	515 ordinary shares in Alinta Limited 515 ordinary shares in Alinta Limited 515 ordinary shares in Alinta Limited 515 ordinary shares in Alinta Limited

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

To: Company Announcements Office
ASX

By: Electronic Lodgement

17 January 2007

Alinta lodges compulsory acquisition notice for remaining AIH Securities

As previously advised, Alinta IH Pty Ltd (**Alinta IHPL**) (a wholly owned subsidiary of Alinta Limited) intends to compulsorily acquire all of the outstanding stapled securities in Alinta Infrastructure Holdings (**AIH**).

In accordance with section 661B of the *Corporations Act 2001*, attached is a notice of compulsory acquisition following takeover bid dated 17 January 2007. This document has today been lodged with the Australian Securities and Investments Commission and will be despatched with the enclosed covering letter to AIH securityholders on 18 January 2007.

Patrick McCole
Company Secretary
Enclosure

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

Mr AB Sample
77 Sample St
Greenwood Perth 6024

17 January 2007

Dear AIH Securityholder

Alinta IH Pty Ltd (Alinta IHPL) – compulsory acquisition of ordinary securities in Alinta Infrastructure Holdings (AIH)

Alinta IHPL made a takeover bid (**Takeover Bid**) to acquire all the issued ordinary securities in AIH (**AIH Securities**). The Takeover Bid closed at 7.00pm Sydney time on 15 January 2007.

Our records (as at 17 January 2007) show that you have not sold your AIH Securities to Alinta IHPL under its Takeover Bid or on the ASX. Alinta IHPL now has a relevant interest in more than 90% of the AIH Securities and is permitted by the Corporations Act to compulsorily acquire all of the outstanding AIH Securities, including your AIH Securities. Subject to completion of the compulsory acquisition procedures, you will be paid $3.26 for each of your fully paid AIH Securities or $2.06 for each of your partly paid AIH Securities that Alinta IHPL compulsorily acquires.

A Notice relating to the compulsory acquisition of your AIH Securities is enclosed with this letter. Please read the Notice carefully. You are not required to take any action in order for your AIH Securities to be compulsorily acquired by Alinta IHPL.

At completion of the compulsory acquisition procedures (which is expected to occur around 6 weeks after the date of this letter) payment for the acquisition of your AIH Securities will be given to AIH, to be held in trust by AIH until you give AIH instructions on how to deal with the money. Once it has received payment for the acquisition of your AIH Securities, AIH will write to you to seek your instructions.

Yours faithfully

John Akehurst
Chairman
Alinta Limited

ASIC registered agent number	2466
lodging party or agent name	Blake Dawson Waldron
office, level, building name **or** PO Box no	GPO Box 4958
street number & name	
suburb/city	Melbourne state/territory VIC postcode 3001
telephone	(03) 9679 3000
facsimile	(03) 9679 3111
DX number	187 suburb/city Melbourne
Ref	NAT:KYL 03-1407-5568

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **6021**

Notice of
compulsory acquisition following takeover bid

Corporations Act 2001
661B(1)(a)

To
SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Stapled securities of Alinta Infrastructure Holdings (**AIH**) comprising one share in Alinta Infrastructure Limited, one unit in Alinta Infrastructure Trust and one unit in Alinta Infrastructure Investment Trust

1. Under an Off Market Bid offers were made by Alinta IHPL Pty Ltd (ACN 122 392 901) (**Bidder**) in respect of the acquisition of stapled securities in AIH.
The offers closed on 15 January 2007.

2. You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer.

3. The Bidder hereby gives you notice under subsection 661B(1) of the Corporations Act 2001 ("the Act") that the Bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.

4. Under section 661D of the Act, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to.

6. Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.

7. The Bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before the end of the offer period.

8. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 5 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the Bidder must comply with paragraph 6 of this notice.

Signature

print name Patrick McCole capacity Company Secretary

sign here date 17/01/2007

DIRECTIONS

* Delete whichever does not apply
(1) Name and address of holder
(2) Name of target company or body.
(3) Name of bidder.
(4) Insert description of class of securities to which the bid related.
(5) Insert date offers closed or are scheduled to close.
(6) Insert paragraph 5 only where alternative terms are included in the offer.
(7) Insert details of alternative terms.
(8) Set out the terms that will apply.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

18 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta's Relationship with Macquarie Bank

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

News Release

Alinta

18 January 2007

Alinta's Relationship with Macquarie Bank

Alinta refers to recent press commentary concerning its relationship with Macquarie Bank Limited (**Macquarie**).

Alinta acknowledges that Macquarie's approach on 8 January was made with friendly intentions, and that Macquarie identified that its ongoing advisory roles gave rise to conflicts of interest which needed to be resolved to Alinta's satisfaction.

Macquarie has been a long term advisor to Alinta during a period in which very significant shareholder value has been created. Relations between the two companies continue to be cordial as these issues are resolved.

Alinta intends to ensure that there is a fair and transparent process for all parties interested in bidding for the Company. Alinta believes that it is in the shareholder interests for Macquarie to be eligible to participate in bidding for the Company.

Consistent with the above, Alinta and Macquarie are negotiating terms which would enable Macquarie to proceed with the management buy out group.

A further announcement will be made once those arrangements have been concluded.

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Cannings (02) 9252 0622
Martin Debelle 0409 911 189

Alinta

Alinta Limited
ABN 40 087 857 001

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

24 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Letter to Shareholders Regarding the MBO Proposal

Attached is a letter dated 24 January 2007 to Alinta Limited shareholders, which will be despatched today.

Patrick McCole
Company Secretary

Enclosure

Mr AB Sample
77 Sample St
Greenwood Perth 6024

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

24 January 2007

Dear Shareholder

I am writing to advise shareholders regarding the status of a potential Management Buy-Out (MBO) *proposal*, to outline the steps your Board is taking to address this issue and to answer some of the questions which have been put to the Board in recent weeks.

On 9 January 2007 Alinta announced it had received an approach from Macquarie Bank Limited which outlined an incomplete and non-binding Management Buy-Out (MBO) approach which was being developed by a group that included former Chief Executive Officer Mr Bob Browning and former Chairman Mr John Poynton.

As a result of the potential conflicts of interest associated with his participation in the preparation of the MBO proposal, John Poynton resigned as Chairman and the Board of Directors elected me to replace him. Messrs Poynton and Browning subsequently resigned from the Board and Mr Browning has resigned from Alinta. The company will retain his services until 30 June 2007 to assist us as necessary. Mr Peter Magarry, previously Chief Operating Officer of Alinta Asset Management, has accepted the position of Acting Chief Executive.

The MBO has generated many questions from investors and widespread media coverage. It has presented your Board with a set of challenging circumstances. The Board has taken a number of steps to ensure that the ongoing business activities of the company are managed effectively, that conflicts of interest related to the MBO *proposal are addressed* and that alternative bids for the company are encouraged.

At the time of writing to you no formal proposal to acquire any Alinta interests has been received from any party.

The Company also continues to explore the restructuring proposals which have been previously foreshadowed.

To assist all shareholders understand the facts, I have listed here the key events which have occurred and steps taken by your Board:

1. Following advice on 30 November 2006 from the then Chairman John Poynton that he and four of the Company's most senior executives (MBO Group) might propose a Management Buy-Out, the Board immediately appointed an Independent Directors Committee (IDC) of the Board to oversee all related matters;

2. The IDC quickly appointed legal and investment banking advisers. It subsequently put in place protocols to govern the conduct of the MBO Group and control the use of confidential Company information;
3. These protocols also govern the MBO Group's involvement in all Company matters and exclude them from having knowledge of, or evaluating any proposal received, by Alinta;
4. The Board also informed the MBO Group that they intended that any process would be transparent and competitive;
5. Those Board members who were participating in the MBO (Messrs Poynton and Browning) have since resigned from the Board. The services of the MBO Group have been retained. They have important knowledge of the Company and responsibilities to the Company and to shareholders. They are available to assist the Company going forward;
6. Practical arrangements which quarantine the MBO Group executives from the ongoing activities of the Company have been implemented;
7. The Board has made new management appointments, including an Acting CEO, General Counsel and Acting Chief Financial Officer. The Board has complete confidence in the strength of Alinta's new management team to ensure the smooth running of the Company's business activities and the efficient integration of our new assets;
8. The Board has initiated a process to solicit proposals for the Company and to ensure a fair and transparent process to manage bidders wishing to submit competing proposals for the acquisition of all or part of Alinta; and
9. The Board is also putting in place protocols with Alinta's former corporate advisers Macquarie, for the purpose of protecting the Company's information and providing confidence to other potential bidders as to the competitive nature of the process.

Be assured that the directors are very mindful of their legal and other obligations. Your directors are particularly concerned to achieve an outcome that is in the best interests of all shareholders and to this end have been meeting on an almost daily basis to address and manage the situation which has arisen.

Alinta is proud of its record of safely and reliably delivering gas and electricity to more than 3 million customers across Australia. I would like to stress that despite this corporate activity, Alinta's operational management and staff continues to be closely focused on our ongoing service to our customers.

Over the coming months, your directors will keep you informed of any significant developments.

Yours faithfully

John Akehurst
Chairman

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

24 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta will not bid for Origin Assets

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

24 January 2007

Alinta will not bid for Origin assets

Alinta announced today that it would not be pursuing a potential bid for the infrastructure assets currently owned by Origin Energy (Origin).

Alinta Acting Chief Executive Peter Magarry said it was not in shareholders' interests to pursue a bid in the current circumstances.

"Alinta's aim for the short-term is two-fold: to provide stability and certainty for any parties who may be interested in putting a proposal to the Company; and to focus on the core business, its many organic growth opportunities and in bedding down the integration of the former AGL business," Mr Magarry said.

On 27 November 2006, Origin announced it was reviewing the ownership of its networks business, which includes a 17 per cent interest in Envestra, a 33.3 per cent interest in the SEA Gas Pipeline, and the asset management business Origin Energy Asset Management (OEAM).

In December, Alinta began discussions with the Australian Competition and Consumer Commission (ACCC) to ascertain its views on any competition concerns that might arise should Alinta proceed with a bid.

On January 9, the ACCC announced it had begun public market inquiries into the potential acquisition.

Mr Magarry said Alinta had today written to the ACCC asking it to cease public market inquiries as the Company would not be pursuing a bid.

Any preliminary assessment of a potential bid for Origin had been done in-house, which meant no significant external costs had been incurred.

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Investor Relations:

Shaun Duffy
Group Manager Investor Relations
(08) 6213 7348 or 0404 094 384

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

29 January 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Macquarie and Alinta agree on protocols

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

29 January 2007

Macquarie and Alinta agree on protocols

Alinta announced today that Macquarie Bank (Macquarie) has agreed to conditions sought by Alinta in relation to the bank's future role in any transaction arising as a result of the Management Buy-Out (MBO) proposal, which was announced to the market on 9 January 2007.

In its initial approach to the Alinta Board, Macquarie recognised the need to deal with any areas of potential conflict of interest to Alinta's satisfaction.

Alinta has sought and received Macquarie's agreement to be bound by a number of protocols in relation to the MBO Group or any sales process that may be implemented by Alinta. The Company has requested these protocols to ensure that conflicts of interest relating to Macquarie's previous advisory role are addressed and there is a fair and transparent process for all parties interested in bidding for the Company.

Macquarie, which has been a long-standing advisor to Alinta, has agreed, amongst other things, that:

(i) all information within Macquarie's possession that pertains to or is the result of its advisory work for Alinta be returned to the Company as required;

(ii) Macquarie undertakes not to make any use of any of this information unless or until it is admitted to any dataroom which Alinta may choose to establish.

(iii) If Macquarie is admitted to an Alinta dataroom then it is only permitted to use information which is in the dataroom;

(iv) Macquarie confirms to Alinta that it does not have any additional non-public information which it derived in its capacity as advisor to Alinta and which would be material to a prospective bidder for Alinta; and

(v) Macquarie agrees that any Macquarie employees who have had significant advisory roles for Alinta will not be permitted to participate in a sale process relating to Alinta unless or until Macquarie is admitted to any dataroom which the Company might choose to establish. Macquarie has provided Alinta with a list of these excluded employees.

The Alinta Board had concluded that it is in the shareholders' interest for Macquarie to be eligible to participate on the buy side of any ensuing transaction. Macquarie may participate in the development of a proposal on the condition that it will not participate in any bid for Alinta except through the sale process organised by Alinta.

These arrangements have been put in place to facilitate a fair and competitive process with respect to other potential bidders. Any proposals from the MBO Group and other potential bidders would be assessed against the Company's internal restructuring proposal foreshadowed on 15 November 2006.

Alinta reiterates that it has not received any proposal, nor is there any certainty that any offer will eventuate or be recommended by the Board.

Media contacts:
Tony Robertson Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Cannings (02) 9252 0622
Martin Debelle 0409 911 189

Investor Relations:

Shaun Duffy Group Manager Investor Relations
(08) 6213 7348 or 0404 094 384

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

1 February 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,400
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at: $3.6449 per share due to expire on 5 March 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	$3.6449 per share for 13,400 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	493,600,957	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,640,980	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 February 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

1 February 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendices 3Y

Attached are Appendices 3Y in respect of shares purchased under the Alinta Deferred Employee Share Plan for each of the following directors of Alinta Limited:

- Fiona Harris;
- Tina McMeckan; and
- Michael Wilkins.

Patrick McCole
Company Secretary

Enclosures

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Fiona Elizabeth Harris
Date of last notice	3 January 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 January 2007
No. of securities held prior to change	18,277 ordinary shares in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	179 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.96 per ordinary share
No. of securities held after change	18,456 ordinary shares in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tina Renna McMeckan
Date of last notice	3 January 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 January 2007
No. of securities held prior to change	16,516 ordinary shares in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	119 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.96 per ordinary share
No. of securities held after change	16,635 ordinary shares in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael John Wilkins
Date of last notice	3 January 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 1,634 ordinary shares Indirect: 5,000 ordinary shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest Fododo Pty Ltd (family trustee company)	5,000 ordinary shares in Alinta Limited
Date of change	31 January 2007
No. of securities held prior to change	6,634 ordinary shares in Alinta Limited.
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	108 ordinary shares in Alinta Limited.
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.96 per ordinary share
No. of securities held after change	1,742 ordinary shares held directly and 5,000 ordinary shares held indirectly.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

FILE COPY

Posted 01/02/07

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

1 February 2007

Australian Securities and Investments Commission
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir/Madam

Form 484 – Change to Company Details

Please find **enclosed** a form 484 Change to Company Details for Alinta Limited in respect to the conversion of Options.

If you have any queries, please do not hesitate to contact Connie Schell on (08) 6213 7505.

Yours sincerely

Patrick McCole
Company Secretary

Encl.

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: Alinta Limited

ACN/ABN: 119 985 590

Corporate key: 37901964

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: Connie Schell c/- Alinta Limited

ASIC registered agent number (if applicable):

Telephone number: (08) 6213 7505

Postal address:
GPO Box W2030
PERTH WA 6846

Total number of pages including this cover sheet:

Please provide an estimate of the time taken to complete this form. hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Patrick McCole

Capacity
- [ ] Director
- [x] Company secretary

Signature: [signature]

Date signed: 01/02/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	13,400	$3.6449	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 1 / 0 2 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		493,600,957	N/A	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 1 / 0 2 / 0 7
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

8 January 2007

Australian Securities and Investments Commission
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir/Madam

Form 484 – Change to Company Details

Please find **enclosed** a form 484 Change to Company Details for Alinta Limited in respect to the conversion of Options.

If you have any queries, please do not hesitate to contact Connie Schell on (08) 6213 7505.

Yours sincerely

Patrick McCole
Company Secretary

Encl.

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company*

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: Alinta Limited

ACN/ABN: 119 985 590

Corporate key: 37901964

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: Connie Schell c/- Alinta Limited

ASIC registered agent number (if applicable):

Telephone number: (08) 6213 7505

Postal address:
GPO Box W2030
PERTH WA 6846

Total number of pages including this cover sheet:

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Patrick McCole

Capacity

☐ Director

☒ Company secretary

Signature: [signature]

Date signed

0 8 / 0 1 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	9,123	$9.1774	Nil
ORD	128,720	$9.1774	Nil
ORD	51,000	$6.0633	Nil
ORD	71,449	$10.4664	Nil
ORD	28,068	$10.4664	Nil
ORD	37,000	$6.0633	Nil
ORD	26,984	$9.1774	Nil
ORD	51,783	$9.1774	Nil
ORD	30,729	$10.4664	Nil
ORD	11,623	$9.1774	Nil
ORD	11,253	$10.4664	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 9 / 1 1 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		493,587,557	N/A	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 9 / 1 1 / 0 6
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

FILE COPY

Posted 24/01/07

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

24 January 2007

Australian Securities and Investments Commission
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir/Madam

Form 484 – Change to Company Details

Please find **enclosed** a form 484 Change to Company Details for Alinta Limited in respect to the change of address, resignation of two directors and the appointment of a Company Secretary.

If you have any queries, please do not hesitate to contact Connie Schell on (08) 6213 7505.

Yours sincerely

Patrick McCole
Company Secretary

Encl.

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Alinta Limited

ACN/ABN
119 985 590

Corporate key
37901964

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Connie Schell c/- Alinta Limited

ASIC registered agent number (if applicable)

Telephone number
(08) 6213 7505

Postal address
GPO Box W2030
PERTH WA 6846

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Patrick McCole

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
24 / 01 / 07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)

Street number and Street name
34 Kitchener Street

Suburb/City: NORTH BEACH
State/Territory: Western Australia
Postcode: 6020
Country (if not Australia):

Date of change
For members' address changes, use the date of change to the members' register

Date of change
1 5 / 0 1 / 0 7
[D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following – registered office, principal place of business, etc.

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☐ yes
☐ no

if no, name of occupier

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1 Family name: McCole
Given names: Patrick
Date of birth
1 3 / 0 5 / 7 2
[D D] [M M] [Y Y]
Place of birth (town/city): Tom Price
(state/country): Western Australia

2 Family name:
Given names:
Date of birth
[D D] [M M] [Y Y]
Place of birth (town/city):
(state/country):

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1 Family name:
Given names:

2 Family name:
Given names:

When a member is a company, not a person

Company name (only if a member)

ACN/ARBN/ABN
Country of incorporation (if not Australia)

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

☒ Director

☐ Secretary

☐ Alternate director — Person alternate for

Date officeholder ceased

Date of change

1 1 / 0 1 / 0 7
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Browning

Given names: Robert Barrett

Date of birth

3 0 / 1 1 / 5 4
[D D] [M M] [Y Y]

Place of birth (town/city): August, Georgia

(state/country): United States of America

B1 Continued... **Cease another company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

☒ Director

☐ Secretary

☐ Alternate director — Person alternate for

Date officeholder ceased

Date of change

1 2 / 0 1 / 0 7
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Poynton

Given names: John Hartley

Date of birth

2 0 / 0 9 / 5 1
[D D] [M M] [Y Y]

Place of birth (town/city): Melbourne

(state/country): Victoria

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

☐ Director

☒ Secretary

☐ Alternate director

Date of appointment

Date of appointment

1 7 / 0 1 / 0 7
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name: Broughton

Given names: Yasmin

Date of birth

1 8 / 0 1 / 7 2
[D D] [M M] [Y Y]

Place of birth (town/city): Kuala Lumpur

(state/country): Malaysia

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name:

Given names:

Residential address

The residential address of the appointed officeholder is

Street number and Street name: 15 Cambome Avenue

Suburb/City: CITY BEACH

State/Territory: Western Australia

Postcode: 6015

Country (if not Australia):

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:

Given names:

Expiry date (if applicable)

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

END